Exhibit 99.1

NICE Actimize Confirms Mphasis as Certified Delivery Partner
to Expand Reach of its Financial Crime and Compliance Solutions

The partnership builds onto an existing reseller agreement
currently in place with the IT service provider

NEW YORK – June 6, 2016 – NICE Actimize, a NICE (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, and Mphasis, a leading IT services provider with specialized expertise in the governance, risk and compliance sector, have announced that they have joined together in a certified delivery partnership. Mphasis, which has specialized experience in delivering NICE Actimize compliance solutions to financial institutions, has also maintained a reseller agreement status with the firm since 2014.

The NICE Actimize-Mphasis delivery partnership will offer customers full implementation support and comprehensive professional services capabilities. The partnership will also extend the market reach of NICE Actimize’s financial crime solutions, including anti-money laundering, enterprise fraud, enterprise risk case management and financial markets compliance solutions into the midmarket and non-bank financial institutions space.

“We are pleased to expand our relationship with NICE Actimize. Financial institutions worldwide are operating under heightened regulatory scrutiny and strong partnerships such as ours will address today’s complex regulatory scenario. Our expertise uniquely positions us as an end-to-end provider of compliance solutions to the industry,” said Srikumar Ramanathan, Senior Vice-President, and Head/Industry Solutions, Banking and Financial Services, Mphasis.

“By partnering with Mphasis, we can further leverage their deep domain expertise and extend our leadership position in the regulatory compliance and financial crime space,” says Joe Friscia, President, NICE Actimize. “NICE Actimize and Mphasis have enjoyed a long-term relationship and this extension will further grow our market presence, while increasing services to our global customer base.”

Mphasis, with a rich banking and financial services heritage, has been servicing clients in this space for more than 15 years. Mphasis’ marquee customers include the top six global banks, eleven out of fifteen top mortgage lenders, and top three global insurance companies. The company has more than 24,000 employees across 16 countries and a large professional services organization offering specialized expertise on the NICE Actimize product portfolio.

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention, Anti-Money Laundering, Financial Markets, and Enterprise Risk Case Management, please visit our web site www.niceactimize.com.

About Mphasis
Mphasis enables chosen customers to meet the demands of an evolving market place. Recently named by American Banker and BAI as one of the top companies in FinTech and as the “Most Distinguished Digital Company in 2015” by The Economic Times, Mphasis fuels this by combining superior human capital with cutting edge solutions in hyper-specialized areas. Contact Mphasis on www.mphasis.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Deepa Nagaraj
Mphasis Corporate Communications
deepa.nagaraj@mphasis.com
+1 (347) 268-0661 | +91 9845 256 283

Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.